SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 15, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 15, 2006

Print the name and title of the signing officer under his signature.
-------------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GREAT BASIN UPDATES RESULTS FROM UNDERGROUND PROGRAM
& SURFACE EXPLORATION AT THE HOLLISTER PROPERTY

November 15, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin" or the "Company") announces further results from underground drilling at the Hollister Development Block (HDB) Project at its Hollister gold-silver property on the Carlin Trend in Nevada, USA. Intersections with excellent gold and silver grades continue to be made in the Clementine and Gwenivere vein systems. Hecla Mining Company is earning a 50% interest in the Hollister Development Block ("HDB") Project, a portion of the Hollister property, by funding and operating a two-stage exploration and development program designed to take the HDB Project through feasibility and potentially to commercial production. Scheduled completion of the feasibility study is in the second quarter of 2007.

Almost 70% of a planned 50,000 ft (15,200 m) of underground drilling has now been completed. It is expected that drilling will continue until the first quarter of 2007. Ninety-seven underground holes, totalling approximately 34,940 ft (10,650 m), had been drilled to the end of October 2006. Results for 64 holes have been received and released. All results reported to date are available on the Great Basin website: www.greatbasingold.com.

Results for 27 holes are shown in the attached Table of Assay Results - Underground Drilling. These holes targeted both the Clementine and Gwenivere vein systems, and have intersected multiple veins with comparable grades in both vein systems. Highlights include:

Gwenivere

  Hole HDB-037 intersected 1.6 ft (0.5 m) grading 2.66 oz/t (91.2 g/t) Au and 43.39 oz/t (1487.7 g/t) Ag from 133.6-135.4 feet (40.7-41.3 m).
Clementine
  Hole HDB-045 intersected 9.2 ft (2.7 m) grading 1.12 oz/t (34.8 g/t) Au and 5.85 oz/t (202.3 g/t) Ag from 344.1-355.0 ft (104.9-108.2 m).
  Hole HDB-048 intersected 3.8 ft (1.1 m) grading 1.27 oz/t (43.4 g/t) Au and 6.15 oz/t (212.6 g/t) Ag from 132.4-136.2 ft (38.9-40.1 m).
  Hole HDB-049 intersected 2.7 ft (0.8 m) grading 3.46 oz/t (118.6 g/t) Au and 32.04 oz/t (1098.5 g/t) Ag from 92.2-95.3 ft (27.1-28.0 m).
  Hole HDB-050 intersected 1.9 ft (0.6 m) grading 7.22 oz/t (247.5 g/t) Au and 34.4 oz/t (1179.4 g/t) Ag from 236.8-239.1 (72.2-72.9 m).
  Hole HDB-057 intersected 1.8 ft (0.5 m) grading 4.13 oz/t (141.6 g/t) Au and 23.70 oz/t (815.6 g/t) Ag from 248.2-250.0 ft (73.0-73.5 m).
  Hole HDB-062 intersected 1.8 ft (0.5 m) grading 7.42 oz/t (254.4 g/t) Au and 41.6 oz/t (1426.3 g/t) Ag from 129.2-131.1 ft (39.3-40.0 m) and 1.6 ft (0.5 m) grading 1.30 (42.48 g/t) Au and 3.61 oz/t (123.8 g/t) Ag from 140.8-142.8 ft (42.9-43.5 m).
  Hole HDB-063 intersected 3.8 ft (1.1 m) grading 3.81 oz/t (130.3 g/t) Au and 25.8 oz/t (884.6 g/t) Ag from 126.8-131.4 ft (38.6-40.0 m).
A CDN$3 million, 48,850 ft (14,890 m) program of surface drilling is also underway at the Hollister property. The program will test targets both inside and outside of the Hollister Development Block (which constitutes about 5% of the area of the Hollister property). A 75-line kilometer geophysical (CSAMT resistivity) survey was started on August 29 and completed on October 20. The survey covered the Western Extension, the Hatter target areas, and the Hollister Development Block. Resistive anomalies indicate roots to surface alteration in several locations, including along mapped and drill-defined structures. The final data is currently being processed and interpretations will be used to fine tune planned drill targets. Great Basin is operating the surface exploration programs.

Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release.

Great Basin has two advanced stage gold projects in two of the world's best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in Hecla's secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Drill Hole	Vein	From	To	Drilled Thickness (ft)	Est. True Width (ft)	Au (opt)	Ag (opt)
HDB-034A	Clementine	49.0	49.2	0.2	0.2	0.509	0.65
		253.0	254.6	1.6	1.5	0.478	4.61
HDB-035	Clementine	310.4	311.5	1.1	0.8	0.554	2.50
		319.0	320.3	1.3	1.1	0.592	24.14
HDB-036	Clementine	24.9	25.7	0.8	0.7	0.763	6.92
		439.1	440.0	0.9	0.4	0.362	5.03
HDB-037	Gwenivere	133.6	134.9	1.3	1.1	2.544	54.68
		134.9	135.3	0.4	0.4	0.013	0.63
		135.3	135.4	0.1	0.1	14.156	77.59
		164.9	166.5	1.6	1.4	0.012	0.08
HDB-038	Gwenivere	93.2	93.8	0.6	0.5	0.313	1.95
		121.2	132.9	11.7	9.6	0.003	0.02
		132.9	135.2	2.3	2.3	0.434	4.74
		151.2	153.1	1.9	1.7	0.194	7.76
		171.6	176.8	5.2	5.2	0.184	1.03
		192.3	193.7	1.4	unk	0.593	0.21
		205.5	209.0	3.5	3.5	0.103	0.61
		225.7	234.0	8.3	8.3	0.266	0.24
		292.0	292.5	0.5	0.5	0.744	0.33
		385.6	385.9	0.3	0.3	2.406	0.57
HDB-039	Gwenivere	58.6	59.2	0.6	0.5	0.226	1.29
		133.7	134.5	0.8	0.7	0.964	2.18
		137.8	139.1	1.3	1.1	0.047	0.11
		156.4	163.0	6.6	6.0	0.075	0.16
		231.5	236.0	4.5	4.2	0.322	0.23
HDB-040	Gwenivere	192.8	195.9	3.1	2.0	0.058	0.18
HDB-041	Clementine	173.3	177.8	4.5	2.3	0.014	0.11
		218.9	225.0	6.1	5.7	0.002	0.03
HDB-042	Clementine	193.0	194.8	1.8	1.7	0.001	0.01
		228.1	230.5	2.4	1.5	0.008	0.02
HDB-043	Clementine	182.7	183.0	0.3	0.3	0.058	0.66
		224.6	226.5	1.9	1.9	2.428	11.84
HDB-044	Clementine	249.1	249.7	0.6	0.5	0.008	0.46
		269.8	272.7	2.4	unk	2.012	14.89
HDB-045	Clementine	307.8	308.0	0.2	0.2	0.036	0.12
		344.1	355.0	10.9	9.2	1.197	5.85
HDB-046	Clementine	156.9	158.1	1.2	0.7	0.162	2.49
		246.0	249.4	3.4	2.4	0.608	2.86
HDB-047	Clementine	153.5	155.4	1.9	1.3	1.005	8.98
HDB-048	Clementine	114.8	115.4	0.6	0.5	0.403	7.105
		132.4	132.7	0.3	0.3	0.726	3.579
		132.7	135.9	3.2	3.2	0.026	0.163
		135.9	136.2	0.3	0.3	15.036	72.53
		227.2	227.9	0.7	0.6	3.481	7.519
		227.9	228.4	0.5	0.4	0.548	2.196
		228.4	228.9	0.5	0.4	2.652	6.42

Drill Hole	Vein	From	To	Drilled Thickness (ft)	Est. True Width (ft)	Au (opt)	Ag (opt)
HDB-049	Clementine	92.2	95.3	3.1	2.7	3.464	32.04
		128.2	129.0	0.8	0.7	1.588	72.36
		216.9	219.8	2.9	2.7	0.009	19.43
HDB-050	Clementine	56.0	56.6	0.6	0.6	0.416	17.82
		98.0	100.9	2.9	2.6	2.724	0.07
		114.1	115.1	1.0	0.9	0.175	0.95
		135.8	137.3	1.5	1.3	6.515	47.66
		236.8	239.1	2.3	1.9	7.218	34.40
HDB-051	Clementine	67.6	68.9	1.3	1.0	0.167	14.97
		118.9	121.6	2.7	2.1	0.444	3.94
		148.2	150.2	2.0	1.7	0.002	0.22
		166.0	168.3	2.3	1.6	1.602	7.41
		303.7	306.0	2.3	2.0	0.076	5.08
HDB-052	Clementine	74.2	75.7	1.5	1.3	0.791	2.50
		138.3	143.7	5.4	3.5	0.552	1.41
		162.2	163.2	1.0	0.7	0.014	0.27
		163.2	164.3	1.1	0.9	0.012	0.07
		164.3	166.1	1.8	1.6	0.019	0.18
		220.0	221.9	1.9	1.3	0.078	1.19
		221.9	223.7	1.8	1.2	1.395	7.03
		395.1	398.2	3.1	2.0	0.002	0.15
		398.2	399.3	1.1	0.7	0.030	1.11
		399.3	403.0	3.7	2.4	0.019	1.34
HDB-053	Clementine	92.8	94.0	1.2	0.7	0.356	1.45
		155.8	167.2	11.4	8.4	0.017	0.31
		176.6	180.9	4.3	3.2	0.008	0.11
		265.3	267.7	2.4	1.2	0.026	0.05
		327.5	328.9	1.4	1.1	0.021	0.27
		328.9	330.5	1.6	1.0	0.010	0.13
		330.5	331.5	1.0	0.5	0.018	nil
		349.8	351.1	1.3	0.5	0.156	0.65
		390.2	399.8	9.6	3.7	0.024	0.22
		399.8	405.5	5.7	4.0	0.155	0.11
HDB-054		51.4	52.7	1.3	1.1	2.735	5.54
		289.7	291.7	2.0	1.7	4.874	33.84
HDB-055		259.9	264.2	4.3	3.9	3.080	23.34
	Incl.	259.9	260.5	0.6	0.6	5.864	19.75
	And	260.5	263.5	3.0	2.8	0.036	0.17
	And	263.5	264.2	0.7	0.5	17.405	162.08
HDB-056		27.3	28.3	1.0	0.9	0.636	2.87
		43.5	43.9	0.4	0.4	0.628	1.31
		210.6	211.3	0.7	0.6	1.009	1.35
	Clementine	241.5	242.1	0.7	0.6	0.024	3.58
		242.1	243.1	1.0	0.9	0.015	3.05
		243.1	244.3	1.2	1.1	7.149	58.88

Drill Hole	Vein	From	To	Drilled Thickness (ft)	Est. True Width (ft)	Au (opt)	Ag (opt)
HDB-057	Clementine	44.1	44.7	0.6	0.6	1.141	1.80
		83.0	88.3	5.3	5.0	0.165	0.69
		206.4	206.9	0.5	0.5	0.431	0.51
		248.2	250.0	1.8	1.8	4.132	23.70
		293.0	294.2	1.2	1.2	1.321	1.39
HDB-058		30.1	30.4	0.3	0.3	1.332	4.46
		47.2	48.0	0.8	0.6	0.222	0.35
		52.0	52.9	0.9	0.8	1.208	0.60
HDB-061	Clementine	215.2	217.0	1.8	1.3	1.006	2.49
		235.6	236.8	1.2	1.0	0.448	4.87
HDB-062		47.0	55.5	8.5	6.5	0.009	0.02
		103.9	104.4	0.5	0.4	1.430	0.05
		115.8	116.6	0.8	0.6	0.497	1.38
	Clementine	129.2	131.1	1.9	1.8	7.417	41.6
		140.8	142.8	2.0	1.6	1.239	3.61
		167.1	167.3	0.2	0.2	0.492	5.31
	Clementine	208.1	208.7	0.6	0.6	8.991	32.25
		222.1	222.4	0.3	0.3	0.971	5.47
HDB-063		122.3	122.8	0.5	0.5	0.302	1.82
	Clementine	126.8	131.4	4.6	3.8	3.805	25.8
		221.7	229.6	7.9	7.6	0.182	2.84
HDB-065	Clementine	168.6	173.8	5.2	4.7	0.149	0.80
		173.8	175.8	2.0	1.9	0.005	0.16
		220.6	221.6	1.0	0.6	0.037	0.33
		328.9	330.5	1.6	1.1	0.103	1.01